

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2014

Via E-mail
David S. Jones
President
IIM Global Corporation
160 E. Lake Brantley Drive
Longwood, FL 32779

> **Re: IIM Global Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 26, 2014**
> **File No. 333-193924**

Dear Mr. Jones:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 13, 2014.

The Company

Business, page 4

1.   Significant revisions should be made to this section to communicate clearly to investors that this is a development stage company. For example, there should be prominent disclosure that the company has not generated any revenue and has not and may never develop a marketable product. You may briefly discuss your contract for voter identification terminals in Ghana in a subsequent paragraph but the introductory paragraphs should focus on the current status of the company. Further, you should avoid making the following statements in this section and throughout your filing:

- the company provides innovative technology solutions;

- the company focuses on two distinct markets;

- the company offers products which it believes are highly competitive, both in price and functionality;

- the company's products are cost-effective; and

- the company is actively supporting your indirect distribution channels.

These statements are inappropriate in the context of a company with no revenue and without a developed, marketable product and should be removed or significantly revised to distinguish objectives that may not be achieved from accomplishments. Finally, please move the History section to a subsequent page in the Prospectus Summary. While the history of the company is relevant to investors, the primary focus of this section should be on the actual company and its current status.

2.   Please revise to include a more detailed discussion of the proposed products being developed by the company. For example, you should include a discussion of the development phases for each product and the dates you are targeting for completion of each phase. You should also include a discussion of the risks and uncertainties that may prevent or delay the development of each of your proposed products.

3.   You state on page 5 that you are involved in a number of large opportunities with revenue potential in 2014 and beyond. Revise to briefly describe these opportunities in a tangible and meaningful manner. Provide support and context for the claim regarding revenue potential.

Risk Factors

We will need additional financing…, page 7

4.   In your response to prior comment 3 you state that you will need $500,000 to execute your business plan over the next twelve months. Please revise your disclosure to reflect the $600,000 promissory note to Penn Investments Inc. due September 30, 2014 and the $310,000 promissory note to Penn Investments Inc. due November 30, 2014, described on page 19.

The Business

Strategic Partners and Suppliers, page 17

5.   We note your response to prior comment 2. Please revise your disclosure to state that the company was a party to a joint development agreement with Multipolaris Trading and Manufacturing Limited.

Sales and Distribution Agreements, page 17

6.   Please tell us the basis for your statement that you have a significant relationship with each of the entities listed in this section. In this regard, you have not reported any revenue and your products are currently under development, so the significance of the relationships is unclear.

Research and Development, page 18

7.   Please revise to include a brief discussion of the timeline and associated expenses you expect to incur in connection with the development of your HDR Intelligent Accessory platform.

The Company

Promissory Note, page 19

8.   You disclose on this page and page 33 that you have purchased a property in Longwood, Florida. Please revise to include a description of the general character of the materially important physical properties of the company. Refer to Item 102 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources, page 25

9.   We note your response to prior comment 15. Please revise to disclose the minimum period of planned operations the company can conduct using currently available funds, and quantify the minimum amount of additional funding required to conduct planned operations for a period of at least 12 months from the desired effective date of your offering. In revising your disclosure, please consider your substantial debt obligations disclosed on page 19.

Executive Compensation

Remuneration of Officers: Summary Compensation Table, page 30

10.   Significant revisions should be made to the summary compensation table. For example, the headings of the table must conform exactly to the headings in the table in Item 402(n) of Regulation S-K. Include the total amount of salary foregone by Mr. Jones in exchange for the 100,000 shares of common stock he received, as required by instruction 2 to Item 402(n)(2)(iii) and (iv) of Regulation S-K. Finally, please revise the alignment of the columns of the table so that the amount and type of compensation received by each officer is presented in the applicable column.

11.   Please revise to include a concise textual description of the transactions relating to the compensation of your executives.

Selling Shareholders, page 32

12.   We note your response to prior comment 10. Please revise the selling shareholder table to include Tiber Creek Corporation and MB Americus, LLC as the selling shareholders for the shares owned by them that are being registered, or explain why this is not

appropriate. Please include corresponding footnote disclosure identifying the individual or individuals who exercise the sole or shared voting and dispositive powers over shares held of record by or to be sold for selling shareholders that are legal entities.

13.   You disclose on page 17 that Multipolaris Corporation closed in January 2013. In your response letter, please clarify the nature of its current operations and activities and tell us why it is listed as a selling shareholder.

Signatures, page II-4

14.   Please revise Mr. Jones's individual signature block to indicate that he is also the President (Principal Executive Officer) and Treasurer (Principal Financial Officer and Principal Accounting Officer).

If you have any questions regarding these comments, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or, in his absence, me at (202) 551-3462. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Anthony Patel, Esq.
        Cassidy & Associates